EXHIBIT 99.1

IIJ Announces Nine Months Financial Results for the Fiscal Year Ending March 31, 2016

TOKYO, Feb. 09, 2016 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (NASDAQ:IIJI) (TSE:3774) today announced its consolidated financial results for the nine months of the fiscal year ending March 31, 2016 (“3Q15”, from April 1, 2015 to December 31, 2015).1

Highlights of Financial Results for 3Q15

Revenues	JPY99,382 million	(up 13.1% YoY)
Operating Income	JPY4,073 million	(up 7.6% YoY)
Net Income attributable to IIJ	JPY2,573 million	(up 11.2% YoY)

Overview of 3Q15 Financial Results and Business Outlook

“3Q15 nine months revenues and operating income increased by 13.1% and 7.6% respectively year over year,” said Eijiro Katsu, President and COO of IIJ. “Continuous revenue growth, mainly led by mobile services, cloud services and systems integration, absorbs the overall operating costs increase, especially costs related to mobile infrastructure expansion, human resources enhancement and new services’ investment and development.2”

“With regards to our mobile business, the total subscription as of 3Q15-end exceeded our target of one million. Japanese MVNO3 market should significantly expand in the middle term along with a subscriber migration from traditional mobile carriers to MVNOs and the government’s efforts to revitalize Japanese mobile market.4 We believe our mobile business scale should become several times larger hereafter by which we survive as one of a few large MVNOs in Japan. Our mobile business strategy is to accumulate more consumer subscription through direct sales and MVNE5 and provide solutions that meet enterprise needs especially related to M2M6 and IoT7 so that our mobile infrastructure utilization can be improved with different types of traffic,8” said Katsu.

“Leveraging our accumulated expertise on reliable network and systems operation, we launched new network service “IIJ Omnibus Service9” and new cloud service “IIJ GIO Infrastructure P2.10” A good number of prospective orders have been accumulated since their launch in fall 2015, and we anticipate they become one of our strong growth drivers for the middle term. Security-related services and solutions, another area we’re well positioned to exercise our value-added features, have been showing steady and continuous growth along with the growing demand to protect corporate systems from numerous security incidents. We can continuously differentiate ourselves from competitors by integrating our advantages on mobile, cloud, security and so on,” continued Katsu.

“We’ve been continuously making investment in business and service developments for mobile and cloud, and these investments have begun to contribute to strong revenue growth. In addition to these, we’d like to further focus on Internet-based streaming and broadcasting11 and enhancing overseas business. Ever since the establishment of IIJ, I’ve always envisioned that Internet would be the fundamental technology for every part of society and that is slowly but surely happening in Japan. We should greatly benefit from those progresses,” concluded Koichi Suzuki, Founder and CEO of IIJ.

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP., unaudited and consolidated.

2 We launched new network service “IIJ Omnibus Service” and new cloud service “IIJ GIO Infrastructure P2 Service” in September and November, respectively, during 2015.

3 Mobile Virtual Network Operator (MVNO) borrows mobile infrastructure from mobile network operators to offer mobile related services.

4 Triggered by Prime Minister Abe’s comment on current mobile carriers’ pricing is too complicated and too expensive, Ministry of Internal Affairs and Communications set up a study group to discuss such issues among interested parties which includes MVNOs such as IIJ.

5 Mobile Virtual Network Enabler (MVNE) provides business and service infrastructure to MVNOs.

6 Machine to Machine (M2M) enables devices connected to network to exchange information automatically and perform designated actions.

7 Internet of Things (IoT) enables not only physical objects but any “things” connected to network to exchange information automatically.

8 Generally speaking, consumers and corporate users consume data at different hours for different purposes. For example, consumers tend to use mobile when they are heading to office, heading back to home, and during lunch hours while corporate users use mobile during the day time to check emails from outside of office and midnight for M2M transactions. IIJ can improve mobile infrastructure utilization because IIJ provides services to both consumers and corporate users from the same infrastructure.

9 “IIJ Omnibus Service” incorporates SDN and NFV technologies, automatically offers several network elements.

10 “IIJ GIO Infrastructure P2” offers reliable public could infrastructure with increased processing performance as well as private cloud infrastructure.

11 Digitally distributing contents such as movies, videos and music via Internet has slowly become a trend in Japan. For instance, IIJ launched the world’s first live streaming service that delivers high-resolution audio in December 2015.

3Q15 Financial Results Summary

Operating Results Summary
	3Q14	3Q15	YoY % Change
	JPY millions	JPY millions
Total revenues	87,846	99,382	13.1
Network services	51,162	58,216	13.8
Systems integration (SI)	32,644	35,921	10.0
Equipment sales	1,366	2,365	73.2
ATM operation business	2,674	2,880	7.7
Total costs	71,398	81,589	14.3
Network services	40,131	47,079	17.3
Systems integration (SI)	28,179	30,455	8.1
Equipment sales	1,197	2,125	77.6
ATM operation business	1,891	1,930	2.1
SG&A expenses and R&D	12,662	13,720	8.4
Operating income	3,786	4,073	7.6
Income before income tax expense	3,889	4,178	7.4
Net income attributable to IIJ	2,314	2,573	11.2

Segment Results Summary
	3Q14	3Q15
	JPY millions	JPY millions
Total revenues	87,846	99,382
Network services and SI business	85,478	96,789
ATM operation business	2,674	2,880
Elimination	(306)	(287)
Operating income	3,786	4,073
Network service and SI business	3,232	3,356
ATM operation business	654	819
Elimination	(100)	(102)

We have omitted segment analysis because most of our revenues are dominated by network services and systems integration (SI) business.

3Q15 Results of Operation

Revenues

Total revenues were JPY99,382 million, up 13.1% YoY (JPY87,846 million in 3Q14).

Network services revenue was JPY58,216 million, up 13.8% YoY.

Revenues for Internet connectivity services for enterprise were JPY12,871 million, up 4.7% YoY compared to JPY12,288 million for 3Q14 mainly as our MVNE partners’ businesses had been expanding.

Revenues for Internet connectivity services for consumers were JPY10,708 million, up 86.1% YoY compared to JPY5,753 million for 3Q14, mainly due to the continuous revenue growth of “IIJmio High-speed Mobile/D services,” consumer mobile services which offer inexpensive data communication and voice services with SIM cards.

Revenues for WAN services were JPY18,826 million, up 3.8% YoY compared to JPY18,145 million for 3Q14.

Revenues for outsourcing services were JPY15,811 million, up 5.6% YoY compared to JPY14,976 million for 3Q14 mainly by the increase in security-related services.

Network Services Revenues Breakdown
	3Q14	3Q15	YoY % Change
	JPY millions	JPY millions
Internet connectivity services (Enterprise)	12,288	12,871	4.7
IP service*1	7,425	7,219	(2.8)
IIJ FiberAccess/F and IIJ DSL/F	2,366	2,309	(2.4)
IIJ Mobile service (Enterprise)	2,324	3,140	35.1
Others	173	203	17.6
Internet connectivity services (Consumer)	5,753	10,708	86.1
IIJ*2	3,639	8,767	140.9
hi-ho	2,114	1,941	(8.2)
WAN services	18,145	18,826	3.8
Outsourcing services	14,976	15,811	5.6
Total network services	51,162	58,216	13.8
*1 IP service revenues include revenues from the data center connectivity service.
*2 From 1Q15, what were formerly known as “Under IIJ brand” and “OEM” are now merged under a newly created category “IIJ.”

Number of Contracts and Subscription for Connectivity Services*1
	as of Dec. 31, 2014	as of Dec. 31, 2015	YoY Change
Internet connectivity services (Enterprise)	218,312	412,615	194,303
IP service (-99Mbps)	796	702	(94)
IP service (100Mbps-999Mbps)	491	518	27
IP service (1Gbps-)	330	342	12
IIJ Data center connectivity service	280	272	(8)
IIJ FiberAccess/F and IIJ DSL/F	61,346	74,326	12,980
IIJ Mobile service (Enterprise)*2	153,743	335,193	181,450
Others	1,326	1,262	(64)
Internet connectivity services (Consumer)*2	795,412	1,165,667	370,255
IIJ*2	637,958	1,015,994	378,036
hi-ho*2	157,454	149,673	(7,781)
Total contracted bandwidth*3	1,705.6Gbps	2,089.9Gbps	384.3Gbps
*1. Numbers in the table show number of contracts except for “IIJ Mobile service (Enterprise),” “IIJ” and “hi-ho” which show number of subscriptions.
*2. The table for “Number of Contracts and Subscription for Connectivity Services” has the following changes from 1Q15:
(1) Number of subscriptions related to “IIJ Mobile MVNO platform services” are classified under “IIJ Mobile service (Enterprise)” in Internet connectivity services (Enterprise). They were classified under “OEM” in Internet connectivity services (Consumer).
(2) A counting unit of mobile related services has been changed from number of contracts to number of subscriptions.
(3) Under Internet connectivity services (Consumer), what were formerly known as “Under IIJ brand” and “OEM” are merged under a newly created category “IIJ.”
(4) Number of subscriptions for prepaid SIM cards are added to “IIJ” in Internet connectivity services (Consumer).

*3. Total contracted bandwidths are calculated by multiplying number of contracts for IP service, data center connectivity service, IIJ FiberAccess/F and IIJ DSL/F of Internet connectivity services (Enterprise) by contracted bandwidths respectively.

SI revenues were JPY35,921 million, up 10.0% YoY.

Systems construction revenue, a one-time revenue, was JPY11,547 million, down 7.6% YoY. Systems operation and maintenance revenue, a recurring revenue, was JPY24,374 million, up 21.0% YoY mainly due to an increase in revenues of projects shifted from systems construction to systems operation and maintenance phase and “IIJ GIO Component Services” revenues.

Orders received for SI and equipment sales totaled JPY43,250 million, up 7.1% YoY; orders received for systems construction and equipment sales were JPY20,164 million, up 23.1% YoY and orders received for systems operation and maintenance were JPY23,086 million, down 3.9% YoY.

Order backlog for SI and equipment sales as of December 31, 2015 amounted to JPY34,017 million, up 10.9% YoY; order backlog for systems construction and equipment sales was JPY10,986 million, up 44.2% YoY and order backlog for systems operation and maintenance was JPY23,031 million, down 0.2% YoY.

Equipment sales revenues were JPY2,365 million, up 73.2% YoY mainly due to an increase in selling mobile devices.

ATM operation business revenues were JPY2,880 million, up 7.7% YoY. As of December 31, 2015, 1,106 ATMs have been placed.

Cost and expense

Total cost of revenues was JPY81,589 million, up 14.3% YoY (JPY71,398 million in 3Q14).

Cost of network services revenue was JPY47,079 million, up 17.3% YoY. There was an increase in cost related to mobile services along with the increase in mobile services revenue. Gross margin was JPY11,137 million, up 1.0% YoY and gross margin ratio was 19.1%.

Cost of SI revenues was JPY30,455 million, up 8.1% YoY. The increase was mainly due to an increase in outsourcing-related and personnel-related costs. Gross margin was JPY5,467 million, up 22.4% YoY and gross margin ratio was 15.2%.

Cost of equipment sales revenues was JPY2,125 million, up 77.6% YoY. There was an increase in purchasing costs along with the increase in equipment sales revenues. Gross margin was JPY240 million and gross margin ratio was 10.1%.

Cost of ATM operation business revenues was JPY1,930 million, up 2.1% YoY. Gross margin was JPY950 million and gross margin ratio was 33.0%.

SG&A and R&D expenses

SG&A and R&D expenses in total were JPY13,720 million, up 8.4% YoY (JPY12,662 million in 3Q14).

Sales and marketing expenses were JPY7,842 million, up 14.8% YoY. There was an increase in sales commission expenses related to mobile services and personnel-related expenses.

General and administrative expenses were JPY5,532 million, up 1.2% YoY. There was an increase in personnel-related expenses.

Research and development expenses were JPY346 million, down 5.2% YoY.

Operating income

Operating income was JPY4,073 million, up 7.6% YoY (JPY3,786 million for 3Q14).

Other income (expenses)

Other income (expenses) was an income of JPY105 million (an income of JPY103 million for 3Q14). There were distribution from fund investment of JPY144 million (included in other-net of JPY159 million), dividend income of JPY88 million from other investments and interest expense of JPY171 million.

Income before income tax expenses

Income before income tax expenses was JPY4,178 million, up 7.4% YoY (JPY3,889 million for 3Q14).

Net income

Income tax expense was JPY1,697 million (JPY1,633 million for 3Q14).

Equity in net income of equity method investees was JPY207 million (JPY115 million for 3Q14), mainly due to net income of Internet Multifeed Co.

As a result of the above, net income was JPY2,688 million, up 13.3% YoY (JPY2,371 million for 3Q14).

Net income attributable to IIJ

Net income attributable to non-controlling interests was JPY115 million, mainly related to net income of Trust Networks Inc. (JPY57 million for 3Q14).

Net income attributable to IIJ was JPY2,573 million, up 11.2% YoY (JPY2,314 million for 3Q14).

3Q15 Financial Condition

Balance sheets

As of December 31, 2015, the balance of total assets was JPY110,602 million, increased by JPY1,896 million from the balance as of March 31, 2015 of JPY108,705 million.

As for current assets as of December 31, 2015, as compared to the respective balances as of March 31, 2015, prepaid expenses increased by JPY1,687 million, inventories increased by JPY1,504 million, cash and cash equivalents decreased by JPY2,860 million and accounts receivable decreased by JPY2,026 million. As for noncurrent assets as of December 31, 2015, as compared to the respective balances as of March 31, 2015, property and equipment increased by JPY3,644 million and prepaid expenses—noncurrent increased by JPY1,036 million. As for current liabilities as of December 31, 2015, as compared to the respective balances as of March 31, 2015, accrued expenses increased by JPY226 million and accounts payable decreased by JPY685 million.

As for the balances of capital lease obligations as of December 31, 2015, as compared to the respective balances as of March 31, 2015, capital lease obligations-current portion decreased by JPY59 million to JPY3,463 million and capital lease obligations-noncurrent increased by JPY776 million to JPY5,117 million.

As of December 31, 2015, the balance of other investments decreased by JPY561 million to JPY6,099 million. The breakdown of other investments were JPY4,237 million in available-for-sale securities, JPY951 million in nonmarketable equity securities and JPY911 million in investments in funds, including some through a trust.

As of December 31, 2015, the breakdown of major non-amortized intangible assets were JPY6,170 million in goodwill and JPY107 million in trademark. The balance of amortized intangible assets, which was customer relationships, was JPY3,514 million.

Total IIJ shareholders’ equity as of December 31, 2015 compared to the balance as of March 31, 2015, increased by JPY1,439 million to JPY63,943 million. IIJ shareholders’ equity ratio (total IIJ shareholders’ equity divided by total assets) as of December 31, 2015 was 57.8%.

Cash flows

Cash and cash equivalents as of December 31, 2015 were JPY18,234 million compared to JPY21,047 million as of December 31, 2014.

Net cash provided by operating activities for 3Q15 was JPY7,811 million compared to net cash provided by operating activities of JPY10,012 million for 3Q14. There were net income of JPY2,688 million, depreciation and amortization of JPY7,294 million and net cash out flow from changes in operating assets and liabilities of JPY2,427 million.

Net cash used in investing activities for 3Q15 was JPY6,634 million compared to net cash used in investing activities of JPY6,318 million for 3Q14, mainly due to payments for purchase of property and equipment of JPY8,454 million (JPY6,569 million for 3Q14) and proceeds from sales of property and equipment of JPY1,093 million (JPY536 million for 3Q14).

Net cash used in financing activities for 3Q15 was JPY4,047 million compared to net cash used in financing activities of JPY5,131 million for 3Q14, mainly due to principal payments under capital leases of JPY3,040 million (JPY3,140 million for 3Q14) and FY2014 year-end and FY2015 interim dividend payments of JPY1,011 million (JPY1,011 million for 3Q14).

Prospects for the Fiscal Year Ending March 31, 2016

3Q15 nine months revenues and operating income have resulted almost accordingly with our plan. For 4Q15, there remains some uncertainty including weaker than expected cloud revenues and the timing of the revenue recognition related to a container type datacenter export project which might be delayed to FY2016. On the other hand, our systems construction revenues tend to be largest in 4Q every year due to seasonal factors and our mobile services and systems operation and maintenance revenues have been exceeding our target from 1Q15. Additionally, the revised wholesale telecommunications service charge of NTT Docomo, Inc. which was fixed in March last year is another uncertainty. Docomo calculates connection charge, a flat-rate per Mbps which is the same charge for all of its MVNOs, every year based on its actual costs in a previous year in an accordance with the rules administrated by the Ministry of Internal Affairs and Communications. For FY2015 IIJ estimates such charge, which decreased by 23.5% in FY2014 from a year before, to be decreased by 15% from a year before. With all these factors considered, our FY2015 financial targets announced on May 15, 2015 remain unchanged.

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	3Q14	3Q15
	JPY millions	JPY millions
Adjusted EBITDA	11,003	11,367
Depreciation and Amortization	(7,217)	(7,294)
Operating Income	3,786	4,073
Other Income	103	105
Income Tax Expense	1,633	1,697
Equity in Net Income of Equity Method Investees	115	207
Net income	2,371	2,688
Less: Net income attributable to noncontrolling interests	(57)	(115)
Net Income attributable to IIJ	2,314	2,573

CAPEX
	3Q14	3Q15
	JPY millions	JPY millions
CAPEX, including capital leases	9,290	12,211
Acquisition of Assets by Entering into Capital Leases	2,721	3,757
Purchase of Property and Equipment	6,569	8,454

Presentation

Presentation materials will be posted on our web site (http://www.iij.ad.jp/en/ir/) on February 9, 2016.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, systems integration, cloud computing services, security services and mobile services. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

Statements made in this press release regarding IIJ’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ’s and managements’ current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding revenues, operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ’s actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include but not limited to: a decrease of corporate spending or capital expenditure due to depression in the Japanese economy and/or corporate earnings decreased; an inability to achieve anticipated results and cause negative impact on profitability; a possibility that less of reliability for our services and loss of business changes due to interruption or suspension of our services; an excess increase and fluctuation in network-related costs, mobile-related costs, outsourcing costs, personnel cost etc.; a possibility to lose business opportunity due to our inadequate resources in personnel and others; an increase in competition and strong pricing pressure; the recording of an impairment loss as a result of an impairment test on the non-amortized intangible assets such as goodwill: a decline in value and trading value of our hodling securities. Please refer to IIJ’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission for other risks.

Internet Initiative Japan Inc.
Consolidated Balance Sheets (Unaudited)
(As of March 31, 2015 and December 31, 2015)

	As of March 31, 2015	As of December 31, 2015
	Thousands of JPY	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	21,093,633	18,233,738
Accounts receivable, net of allowance for doubtful accounts of JPY 54,590 thousand and JPY 53,630 thousand at March 31, 2015 and December 31, 2015, respectively	22,251,818	20,226,256
Inventories	1,229,463	2,733,043
Prepaid expenses	3,691,643	5,378,405
Deferred tax assets—current	1,547,474	1,408,096
Other current assets, net of allowance for doubtful accounts of JPY 720 thousand and JPY 15,392 thousand at March 31, 2015 and December 31, 2015, respectively	2,272,605	2,389,113
Total current assets	52,086,636	50,368,651
INVESTMENTS IN EQUITY METHOD INVESTEES	2,560,557	2,696,676
OTHER INVESTMENTS	6,660,706	6,099,217
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 39,591,769 thousand and JPY 43,861,913 thousand at March 31, 2015 and December 31, 2015, respectively	29,370,054	33,014,363
GOODWILL	6,169,609	6,169,609
OTHER INTANGIBLE ASSETS—Net	3,941,279	3,650,885
GUARANTEE DEPOSITS	2,800,201	2,809,083
DEFERRED TAX ASSETS—Noncurrent	471,087	281,056
NET INVESTMENT IN SALES-TYPE LEASES—Noncurrent	762,159	779,258
Prepaid expenses—Noncurrent	2,914,375	3,949,889
OTHER ASSETS, net of allowance for doubtful accounts of JPY 92,935 thousand and JPY 61,600 thousand at March 31, 2015 and December 31, 2015, respectively	968,652	783,015
TOTAL	108,705,315	110,601,702

	As of March 31, 2015	As of December 31, 2015
	Thousands of JPY	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,250,000	9,250,000
Capital lease obligations—current portion	3,522,113	3,462,666
Accounts payable—trade	12,182,908	12,035,158
Accounts payable—other	1,442,810	905,351
Income taxes payable	499,104	509,393
Accrued expenses	2,968,139	3,193,686
Deferred income—current	2,143,480	2,524,088
Other current liabilities	1,732,781	1,462,129
Total current liabilities	33,741,335	33,342,471
CAPITAL LEASE OBLIGATIONS—Noncurrent	4,340,421	5,116,551
ACCRUED RETIREMENT AND PENSION COSTS—Noncurrent	2,792,617	2,934,231
DEFERRED TAX LIABILITIES—Noncurrent	1,097,650	1,028,786
DEFERRED INCOME—Noncurrent	2,943,975	2,725,940
OTHER NONCURRENT LIABILITIES	945,537	1,049,071
Total Liabilities	45,861,535	46,197,050
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock —authorized, 75,520,000 shares; issued and outstanding, 46,701,000 shares at March 31, 2015	25,499,857	25,509,499
—authorized, 75,520,000 shares; issued and outstanding, 46,711,400 shares at December 31, 2015
Additional paid-in capital	36,014,128	36,045,896
Retained earnings (Accumulated deficit)	(556,162)	1,005,817
Accumulated other comprehensive income	1,938,649	1,773,778
Treasury stock —758,709 shares held by the company at March 31, 2015 and December 31, 2015, respectively	(392,070)	(392,070)
Total Internet Initiative Japan Inc. shareholders' equity	62,504,402	63,942,920
NONCONTROLLING INTERESTS	339,378	461,732
Total equity	62,843,780	64,404,652
TOTAL	108,705,315	110,601,702

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Other Comprehensive Income (Unaudited)
(For the Nine months ended December 31, 2014 and December 31, 2015)

	Nine Months Ended December 31, 2014	Nine Months Ended December 31, 2015
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	12,288,271	12,870,620
Internet connectivity services (consumer)	5,752,832	10,707,905
WAN services	18,145,417	18,826,362
Outsourcing services	14,975,424	15,810,470
Total	51,161,944	58,215,357
Systems integration:
Systems construction	12,493,812	11,547,216
Systems operation and maintenance	20,150,467	24,374,157
Total	32,644,279	35,921,373
Equipment sales	1,365,362	2,364,695
ATM operation business	2,674,213	2,880,146
Total revenues	87,845,798	99,381,571
COST AND EXPENSES:
Cost of network services	40,130,904	47,078,490
Cost of systems integration	28,179,242	30,454,411
Cost of equipment sales	1,196,462	2,125,085
Cost of ATM operation business	1,891,279	1,930,186
Total cost	71,397,887	81,588,172
Sales and marketing	6,829,064	7,842,190
General and administrative	5,467,733	5,532,088
Research and development	364,778	345,878
Total cost and expenses	84,059,462	95,308,328
OPERATING INCOME	3,786,336	4,073,243
OTHER INCOME (EXPENSE):
Dividend income	58,971	88,248
Interest income	14,990	15,371
Interest expense	(180,095)	(170,762)
Foreign exchange gains (losses)	27,415	(11,273)
Net gain on sales of other investments	5,317	23,765
Other —net	175,640	159,048
Other income—net	102,238	104,397
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	3,888,574	4,177,640
INCOME TAX EXPENSE	1,632,849	1,696,936
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	115,486	206,823
NET INCOME	2,371,211	2,687,527
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(57,300)	(114,704)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	2,313,911	2,572,823

	Nine Months Ended December 31, 2014	Nine Months Ended December 31, 2015
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,942,291	45,949,250
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	46,011,417	46,039,920
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,884,582	91,898,500
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	92,022,834	92,079,840
BASIC NET INCOME PER SHARE (JPY)	50.37	55.99
DILUTED NET INCOME PER SHARE (JPY)	50.29	55.88
BASIC NET INCOME PER ADS EQUIVALENT (JPY)	25.18	28.00
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	25.14	27.94

Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
	Nine Months Ended December 31, 2014	Nine Months Ended December 31, 2015
	Thousands of JPY	Thousands of JPY
NET INCOME	2,371,211	2,687,527
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	64,375	(74,544)
Unrealized holding loss on securities	(58,352)	(85,123)
Defined benefit pension plans	178	(1,246)
Total comprehensive income	2,377,412	2,526,614
Less: Comprehensive income attributable to noncontrolling interests	(55,939)	(118,662)
Comprehensive income attributable to Internet Initiative Japan Inc.	2,321,473	2,407,952

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(For the Nine months ended December 31, 2014 and December 31, 2015)

	Nine Months Ended December 31, 2014	Nine Months Ended December 31, 2015
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	2,371,211	2,687,527
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,216,844	7,293,768
Provision for retirement and pension costs, less payments	176,514	141,614
Provision for allowance for doubtful accounts	2,165	26,692
Gain on sales of property and equipment	(29,344)	(37,972)
Loss on disposal of property and equipment	91,988	37,345
Net gain on sales of other investments	(5,317)	(23,765)
Foreign exchange gains—net	(15,390)	(24,118)
Equity in net income of equity method investees, less dividends received	(83,146)	(158,313)
Deferred income tax expense	266,540	308,241
Other	(15,649)	(12,709)
Changes in operating assets and liabilities net of effects from acquisition of a company:
Decrease in accounts receivable	1,653,474	1,985,303
Increase in net investment in sales-type lease — noncurrent	(112,421)	(17,099)
Increase in inventories	(632,722)	(1,505,965)
Increase in prepaid expenses	(1,541,760)	(1,690,890)
Increase in other current and noncurrent assets	(60,501)	(1,297,325)
Decrease in accounts payable	(441,078)	(165,442)
Increase (decrease) in income taxes payable	(880,942)	10,500
Increase in accrued expenses	820,427	228,883
Increase in deferred income—current	700,139	405,211
Decrease in deferred income—noncurrent	(313,923)	(175,389)
Increase (decrease) in other current and noncurrent liabilities	844,764	(204,940)
Net cash provided by operating activities	10,011,873	7,811,157
INVESTING ACTIVITIES:
Purchase of property and equipment	(6,568,926)	(8,454,171)
Proceeds from sales of property and equipment	535,528	1,093,078
Purchase of available-for-sale securities	(4,104)	(59,490)
Purchase of other investments	(181,678)	(273,686)
Investment in an equity method investee	(50,000)	(39,974)
Proceeds from sales of available-for-sale securities	-	141,235
Proceeds from sales of other investments	30,501	804,236
Payments of guarantee deposits	(1,611,498)	(21,132)
Refund of guarantee deposits	1,559,399	9,040
Payments for refundable insurance policies	(34,379)	(42,272)
Refund from insurance policies	-	10,108
Proceeds from subsidies	200,000	200,000
Acquisition of a newly controlled company, net of cash acquired	(167,678)	-
Other	(25,000)	(678)
Net cash used in investing activities	(6,317,835)	(6,633,706)
	Nine Months Ended December 31, 2014	Nine Months Ended December 31, 2015
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	50,000	1,550,000
Repayments of short-term borrowings with initial maturities over three months and long-term borrowings	(1,030,000)	(1,550,000)
Principal payments under capital leases	(3,140,288)	(3,039,877)
Proceeds from issuance of subsidiary stock to noncontrolling interests	-	3,692
Dividends paid	(1,010,695)	(1,010,844)
Other	3	10
Net cash used in financing activities	(5,130,980)	(4,047,019)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	62,842	9,673

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,374,100)	(2,859,895)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	22,421,100	21,093,633
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	21,047,000	18,233,738

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	181,544	170,903
Income taxes paid	2,278,660	1,392,230

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	2,720,754	3,757,319
Facilities purchase liabilities	656,799	905,351
Asset retirement obligation	176,597	7,349
Acquisition of a company:
Assets acquired	1,064,736	-
Liabilities assumed	464,736	-
Cash paid	(600,000)	-
Cash acquired	432,322	-
Acquisition of a newly controlled company, net of cash acquired	(167,678)	-

Going Concern Assumption (Unaudited)
Nothing to be reported.

Material Changes In Shareholders' Equity (Unaudited)
Nothing to be reported.

Segment Information (Unaudited)
Business Segments:
Revenues:
	Nine Months Ended December 31, 2014	Nine Months Ended December 31, 2015
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	85,477,918	96,789,223
Customers	85,171,585	96,501,425
Intersegment	306,333	287,798
ATM operation business	2,674,213	2,880,146
Customers	2,674,213	2,880,146
Intersegment	-	-
Elimination	(306,333)	(287,798)
Consolidated total	87,845,798	99,381,571
Segment profit or loss:
	Nine Months Ended December 31, 2014	Nine Months Ended December 31, 2015
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	3,232,040	3,356,483
ATM operation business	653,996	818,647
Elimination	(99,700)	(101,887)
Consolidated operating income	3,786,336	4,073,243

Geographic information is not presented due to immateriality of revenue attributable to international operations.

Subsequent Events (Unaudited)
Nothing to be reported.

Third Quarter FY2015 Consolidated Financial Results (3 months)

The following tables are highlight data of 3rd Quarter FY2015 (3 months) consolidated financial results (unaudited, for the three months ended December 31, 2015).

Operating Results Summary
	3Q14	3Q15	YoY % Change
	JPY millions	JPY millions
Total Revenues:	30,674	34,048	11.0
Network Services	17,466	20,216	15.7
Systems Integration (SI)	11,776	12,196	3.6
Equipment Sales	521	726	39.5
ATM Operation Business	911	910	(0.1)
Cost of Revenues:	25,131	27,962	11.3
Network Services	13,763	16,577	20.5
Systems Integration (SI)	10,239	10,114	(1.2)
Equipment Sales	458	645	40.8
ATM Operation Business	671	626	(6.7)
SG&A Expenses and R&D	4,173	4,576	9.6
Operating Income	1,370	1,510	10.2
Income before Income Tax Expense	1,397	1,531	9.6
Net Income attributable to IIJ	870	920	5.8

Network Service Revenue Breakdown
	3Q14	3Q15	YoY % Change
	JPY millions	JPY millions
Internet Connectivity Service (Enterprise)	4,080	4,514	10.6
IP Service*1	2,442	2,446	0.2
IIJ FiberAccess/F and IIJ DSL/F	778	771	(0.9)
IIJ Mobile Service	801	1,228	53.2
Others	59	69	16.1
Internet Connectivity Service (Consumer)	2,242	4,111	83.3
IIJ*2	1,550	3,491	125.2
hi-ho	692	620	(10.4)
WAN Services	6,189	6,269	1.3
Outsourcing Services	4,955	5,322	7.4
Network Services Revenues	17,466	20,216	15.7
*1 IP service revenues include revenues from the data center connectivity service.
*2 From 1Q15, what were formerly known as “Under IIJ brand” and “OEM” are now merged under a newly created category “IIJ.”

Reconciliation of Non-GAAP Financial Measures (3rd Quarter FY2015 (3 months))

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	3Q14	3Q15
	JPY millions	JPY millions
Adjusted EBITDA	3,903	4,004
Depreciation and Amortization	2,533	2,494
Operating Income	1,370	1,510
Other Income (Expense)	27	21
Income Tax Expense (Benefit)	558	657
Equity in Net Income of Equity Method Investees	46	69
Net income	885	943
Less: Net income attributable to noncontrolling interests	(15)	(23)
Net Income attributable to IIJ	870	920

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

CAPEX
	3Q14	3Q15
	JPY millions	JPY millions
CAPEX, including capital leases	3,489	4,268
Acquisition of Assets by Entering into Capital Leases	930	1,135
Purchase of Property and Equipment	2,559	3,133

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income (Unaudited)
(For the Three Months ended December 31, 2014 and December 31, 2015)

	Three Months Ended December 31, 2014	Three Months Ended December 31, 2015
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	4,080,290	4,513,952
Internet connectivity services (consumer)	2,242,443	4,111,346
WAN services	6,189,009	6,268,555
Outsourcing services	4,954,577	5,321,941
Total	17,466,319	20,215,794
Systems integration:
Systems Construction	4,625,098	3,904,016
Systems Operation and Maintenance	7,150,557	8,291,772
Total	11,775,655	12,195,788
Equipment sales	520,760	726,672
ATM operation business	910,846	909,583
Total revenues	30,673,580	34,047,837
COST AND EXPENSES:
Cost of network services	13,762,311	16,577,185
Cost of systems integration	10,239,223	10,113,828
Cost of equipment sales	457,965	644,961
Cost of ATM operation business	670,903	626,050
Total cost	25,130,402	27,962,024
Sales and marketing	2,265,958	2,676,708
General and administrative	1,793,802	1,785,263
Research and development	113,318	113,684
Total cost and expenses	29,303,480	32,537,679
OPERATING INCOME	1,370,100	1,510,158
OTHER INCOME (EXPENSE):
Dividend income	11,432	14,040
Interest income	3,752	4,259
Interest expense	(57,571)	(59,202)
Foreign exchange gains	36,796	2,793
Net gain on sales of other investments	-	23,765
Other—net	32,679	34,870
Other income—net	27,088	20,525
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	1,397,188	1,530,683
INCOME TAX EXPENSE	558,440	657,051
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	46,253	69,422
NET INCOME	885,001	943,054
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(15,354)	(22,730)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	869,647	920,324

	Three Months Ended December 31, 2014	Three Months Ended December 31, 2015
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,942,291	45,952,691
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	46,017,618	46,048,049
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,884,582	91,905,382
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	92,035,236	92,096,098
BASIC NET INCOME PER SHARE (JPY)	18.93	20.03
DILUTED NET INCOME PER SHARE (JPY)	18.90	19.99
BASIC NET INCOME PER ADS EQUIVALENT (JPY)	9.46	10.01
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	9.45	9.99

Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
	Three Months Ended December 31, 2014	Three Months Ended December 31, 2015
	Thousands of JPY	Thousands of JPY
NET INCOME	885,001	943,054
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	125,661	(95,236)
Unrealized holding gain on securities	786,420	90,452
Defined benefit pension plans	59	(415)
Total comprehensive income	1,797,141	937,855
Less: Comprehensive income attributable to noncontrolling interests	(13,605)	(22,730)
Comprehensive income attributable to Internet Initiative Japan Inc.	1,783,536	915,125

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(For the Three Months ended December 31, 2014 and December 31, 2015)

	Three Months Ended December 31, 2014	Three Months Ended December 31, 2015
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	885,001	943,054
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,533,248	2,493,478
Provision for retirement and pension costs, less payments	56,928	71,204
Provision for allowance for doubtful accounts	416	3,380
Gain on sales of property and equipment	-	(17,030)
Loss on disposal of property and equipment	71,370	5,493
Net gain on sales of other investments	-	(23,765)
Foreign exchange gains—net	(1,893)	(25,102)
Equity in net income of equity method investees, less dividends received	(46,253)	(69,422)
Deferred income tax expense	35,806	190,568
Other	(38,664)	2,337
Changes in operating assets and liabilities net of effects from acquisition of a company:
Decrease (increase) in accounts receivable	1,887,949	(179,928)
Increase in net investment in sales-type lease―noncurrent	(367,550)	(13,836)
Increase in inventories	(239,596)	(676,714)
Increase in prepaid expenses	(821,921)	(523,982)
Decrease (increase) in other current and noncurrent assets	137,732	(1,012,756)
Increase in accounts payable	721,952	187,324
Decrease in income taxes payable	(553,150)	(289,427)
Increase in accrued expenses	557,618	68,502
Increase in deferred income― current	298,025	191,119
Decrease in deferred income― noncurrent	(834,969)	(111,647)
Increase in other current and noncurrent liabilities	385,251	518,229
Net cash provided by operating activities	4,667,300	1,731,079
INVESTING ACTIVITIES:
Purchase of property and equipment	(2,558,579)	(3,132,977)
Proceeds from sales of property and equipment	108,938	603,115
Purchase of available-for-sale securities	(4,104)	-
Purchase of other investments	(57,974)	(26,704)
Proceeds from sales of other investments	5,000	501,330
Payments of guarantee deposits	(3,512)	(4,070)
Refund of guarantee deposits	1,526,219	4,722
Payments for refundable insurance policies	(12,014)	(14,091)
Acquisition of a newly controlled company, net of cash acquired	(167,678)	-
Net cash used in investing activities	(1,163,704)	(2,068,675)
	Three Months Ended December 31, 2014	Three Months Ended December 31, 2015
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	50,000	50,000
Repayments of short-term borrowings with initial maturities over three months	(50,000)	(50,000)
Principal payments under capital leases	(1,057,398)	(1,020,122)
Proceeds from issuance of subsidiary stock to minority shareholders	-	3,692
Dividends paid	(505,365)	(505,479)
Net cash used in financing activities	(1,562,763)	(1,521,909)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	57,457	(5,226)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,998,290	(1,864,731)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	19,048,710	20,098,469
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	21,047,000	18,233,738

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the nine months ended December 31, 2015 (“3Q15”) in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Nine Months ended December 31, 2015
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

February 9, 2016
Company name: Internet Initiative Japan Inc.
Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774
URL: http://www.iij.ad.jp/
Representative: Eijiro Katsu, President and Representative Director
Contact: Akihisa Watai, Managing Director and CFO
TEL: (03) 5205-6500
Scheduled date for filing of quarterly report (Shihanki -houkokusho) to Japan’s regulatory organization: February 15, 2016
Scheduled date for interim dividend payment: -
Supplemental material on quarterly results: Yes
Presentation on quarterly report: Yes (for institutional investors and analysts)

					(Amounts of less than JPY one million are rounded)
1. Consolidated Financial Results for the Nine Months Ended December 31, 2015 (April 1, 2015 to December 31, 2015)
(1) Consolidated Results of Operations							(% shown is YoY change)
	Total revenues		Operating income		Income before income tax expense		Net income attributable to IIJ
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%
Nine Months Ended December 31, 2015	99,382	13.1	4,073	7.6	4,178	7.4	2,573	11.2
Nine Months Ended December 31, 2014	87,846	6.2	3,786	(10.1)	3,889	(15.9)	2,314	(20.9)

(Note1)	Total comprehensive income attributable to IIJ
For the nine months ended December 31, 2015: JPY2,408 million (up 3.7% YoY)
For the nine months ended December 31, 2014: JPY2,321 million (down 52.0% YoY)
(Note2)	Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees, respectively, in IIJ's consolidated financial statements.

	Basic net income attributable to IIJ per share	Diluted net income attributable to IIJ per share
	JPY	JPY
Nine Months Ended December 31, 2015	55.99	55.88
Nine Months Ended December 31, 2014	50.37	50.29

(2) Consolidated Financial Position
	Total assets	Total equity	Total IIJ shareholders' equity	Total IIJ shareholders' equity to total assets
	JPY millions	JPY millions	JPY millions	%
As of December 31, 2015	110,602	64,405	63,943	57.8
As of March 31, 2015	108,705	62,844	62,504	57.5

2. Dividends
	Dividend per share
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY	JPY
Fiscal Year Ended March 31, 2015	-	11.00	-	11.00	22.00
Fiscal Year Ended March 31, 2016	-	11.00	-
Fiscal Year Ending March 31, 2016 (forecast)				11.00	22.00
(Note) Change from the latest released dividend forecasts: No.

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2016 (April 1, 2015 through March 31, 2016)
									(% shown is YoY change)
	Total revenues		Operating income		Income before income tax expense (benefit)		Net income attributable to IIJ		Basic net income attributable to IIJ per share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Fiscal Year Ending March 31, 2016	139,000	13.0	6,500	28.1	6,400	24.5	4,000	20.4	87.07
(Note1) Changes to the latest forecasts released: No

* Notes

(1)	Changes in significant subsidiaries for the nine months ended December 31, 2015
(Changes in significant subsidiaries for the nine months ended December 31, 2015 which resulted in changes in scope of consolidation): None

(2)	Application of simplified or exceptional accounting: No

(3)	Changes in significant accounting and reporting policies for the consolidated financial statements
1) Changes due to the revision of accounting standards: No
2) Others: No

(4)	Number of shares outstanding (shares of common stock)
1) The number of shares outstanding (inclusive of treasury stock):
	As of December 31, 2015:	46,711,400 shares
	As of March 31, 2015:	46,701,000 shares
2) The number of treasury stock:
	As of December 31, 2015:	758,709 shares
	As of March 31, 2015:	758,709 shares
3) The weighted average number of shares outstanding:
For the nine months ended December 31, 2015: 45,949,250 shares
For the nine months ended December 31, 2014: 45,942,291 shares

For inquiries, contact:
IIJ Investor Relations
Tel: +81-3-5205-6500 E-mail: ir@iij.ad.jp URL: http://www.iij.ad.jp/en/ir